PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(1)
                                               Registration File No.: 333-114265



                            CPI AEROSTRUCTURES, INC.

                         220,000 SHARES OF COMMON STOCK



         This prospectus relates to up to 220,000 shares of common stock of CPI Aerostructures, Inc. that may be offered for resale for the account of the shareholders set forth in this prospectus under the heading "Selling Shareholders" beginning on page 9.

         Our common stock is traded on The American Stock Exchange, under the symbol CVU. On May 10, 2004, the last reported sale price of our common stock was $10.75.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.















                  The date of this prospectus is May 12, 2004.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS.


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Business Summary..............................................................3

Risk Factors..................................................................5

Use of Proceeds...............................................................8

Selling Shareholders..........................................................9

Plan of Distribution.........................................................10

Legal Matters................................................................12

Experts......................................................................12

Where You Can Find More Information..........................................12





                                       2
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                                BUSINESS SUMMARY

         CPI Aerostructures, Inc. is engaged in the contract production of structural aircraft parts principally for the United States Air Force and other branches of the U.S. armed forces. We also provide aircraft parts to the commercial sector of the aircraft industry but we believe that significantly weaker business prospects exist in this sector. Our strategy for growth includes de-emphasizing our commercial operations and concentrating on government and military sales. 98% of our revenues for 2003 and all of our revenues of 2002 were derived from government contract sales.

         We operate as a "mini-prime" contractor supplying structural aircraft parts under prime contracts with several branches of the U.S. Government. In that capacity, we deliver skin panels, leading edges, flight control surfaces, engine components, wing tips, cowl doors, nacelle assemblies and inlet assemblies for military aircraft such as the C-5A "Galaxy" cargo jet, the T-38 "Talon" jet trainer, the C-130 "Hercules" cargo jet, the A-10 "Thunderbolt" or "Warthog" attack jet and the E-3 "Sentry" AWACS jet. We also supply commercial aircraft products including aprons and engine mounts, which attach jet engine housings to aircraft such as the Lear 60 and Gulfstream 200 (formerly Astra Galaxy) business jets. Our products are sub-assemblies, a series of parts fixed together to form a larger unit that will comprise a part of a complex aerodynamic structure. In conjunction with our assembly operations, we provide engineering, technical and program management services to our customers.

         Due to budget constraints in the mid to late 1990s, the Clinton Administration closed several military installations and as a result began outsourcing many functions, including the assembly of aircraft structural component parts into subassemblies. Until then, the military had performed this function internally. The ability to manage the bidding process, subcontract production of components and assemble components into subassemblies is our core competency and the government's decision to outsource this function has resulted in increased business opportunities for us.

         CPI has 23 years experience as a prime contractor, completing over 1,300 contracts to date. Most members of our management team have held management positions at large defense contractors, including Grumman, Lockheed and Fairchild. Our technical team possesses extensive technical expertise and program management, and integration capabilities. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products. While the larger prime contractors compete for significant modification awards and subcontract components to other suppliers, they generally do not compete for awards for smaller modifications or spares and repair parts, even for planes for which they are the original manufacturer. We also qualify as a small business because we have less than 1,000 employees, and this allows us to compete on military awards set aside for companies with this small business status.

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         While historically the majority of our contracts have been valued below
$200,000, we recently competed for, and were awarded, significantly larger contracts, including an estimated $61 million award for the T-38 "Talon" jet trainer. We intend to continue to bid on these larger contracts. We believe that our improved financial condition as a result of our February 2003 public offering and our success with the T-38 program will allow us to compete more effectively for larger awards in the future.

         CPI was incorporated under the laws of the State of New York in January 1980 under the name Composite Products International, Inc. CPI changed its name to Consortium of Precision Industries, Inc. in April 1989 and to CPI Aerostructures, Inc. in July 1992.

         Our principal office is located at 200A Executive Drive, Edgewood, New York 11717 and our telephone number is (631) 586-5200.

                                  RISK FACTORS

         You should consider the following risks carefully in evaluating us and our business before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. If that happens, the trading price of our common shares could decline, and you may lose all or part of your investment.


                          RISKS RELATED TO OUR BUSINESS

WE DEPEND ON GOVERNMENT CONTRACTS FOR MOST OF OUR REVENUES.

         We are a supplier, either directly or as a subcontractor, to the U.S. government and its agencies, principally the U.S. Air Force. 98% of revenues for 2003 and all of our revenues for 2002 were derived from government contract sales. One of our contracts, for the T-38 "Talon", accounted for 29.6% of our revenue for 2003. We depend on these government contracts for most of our business. If we are suspended or debarred from contracting with the U.S. government, if our reputation or relationship with individual federal agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results would be materially adversely affected.

WE FACE RISKS RELATING TO GOVERNMENT CONTRACTS.

         There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results. All contracts with the U.S. government contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

          o terminate contracts for convenience in whole or in part at any time;

          o reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

          o cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

          o adjust contract costs and fees on the basis of audits completed by its agencies;

          o    claim rights in products and systems produced by us;

          o    suspend or debar us from doing business with U.S. government; and

          o    control or prohibit the export of our products.

         If the U.S. government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

WE HAVE RISKS ASSOCIATED WITH COMPETING IN THE BIDDING PROCESS FOR U.S. GOVERNMENT CONTRACTS.

         We obtain many of our U.S. government contracts through a competitive bidding process. In the bid process, we face the following risks:

          o We must bid on programs in advance of their completion, which may result in unforeseen technological difficulties or cost overruns;

          o We must devote substantial time and effort to prepare bids and proposals for competitively awarded contracts that may not be awarded to us; and

          o Awarded contracts may not generate sales sufficient to result in profitability.

WE ARE SUBJECT TO STRICT GOVERNMENTAL REGULATIONS RELATING TO THE ENVIRONMENT, WHICH COULD RESULT IN FINES AND REMEDIATION EXPENSE IN THE EVENT OF NON-COMPLIANCE.

         We are required to comply with extensive and frequently changing environmental regulations at the federal, state and local levels. Among other things, these regulatory bodies impose restrictions to control air, soil and water pollution, to protect against occupational exposure to chemicals, including health and safety risks, and to require notification or reporting of the storage, use and release of certain hazardous substances into the environment. This extensive regulatory framework imposes significant compliance burdens and risks on us. In addition, these regulations may impose liability for the cost of removal or remediation of certain hazardous substances released on or in our facilities without regard to whether we knew of, or caused, the release of such substances. Furthermore, we are required to provide a place of employment that is free from recognized and preventable hazards that are likely to cause serious physical harm to employees, provide notice to employees regarding the presence of hazardous chemicals and to train employees in the use of such substances. Our operations require the use of a limited amount of chemicals and other materials for painting and cleaning that are classified under applicable laws as hazardous chemicals and substances. If we are found not to be in compliance with any of these rules, regulations or permits, we may be subject to fines, remediation expenses and the obligation to change our business practice, any of which could result in substantial costs that would adversely impact our business operations and financial condition.

WE MAY BE SUBJECT TO FINES AND DISQUALIFICATION FOR NON-COMPLIANCE WITH FEDERAL AVIATION ADMINISTRATION REGULATIONS.

         We are subject to regulation by the Federal Aviation Administration under the provisions of the Federal Aviation Act of 1958, as amended. The FAA prescribes standards and licensing requirements for aircraft and aircraft components. We are subject to inspections by the FAA and may be subjected to fines and other penalties (including orders to cease production) for noncompliance with FAA regulations. Our failure to comply with applicable regulations could result in the termination of or our disqualification from some of our contracts, which could have a material adverse effect on our operations.

WE UTILIZE THE PERCENTAGE OF COMPLETION METHOD OF ACCOUNTING WHICH INVOLVES CONSIDERABLE USE OF ESTIMATES IN DETERMINING REVENUES, COSTS AND PROFITS AND IN ASSIGNING AMOUNTS TO ACCOUNTING PERIODS.

         We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, sales and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting, however we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

IF THE CONTRACTS ASSOCIATED WITH OUR BACKLOG WERE TERMINATED, OUR FINANCIAL CONDITION WOULD BE ADVERSELY AFFECTED.

         The maximum contract value specified under each government contract that we enter into is not necessarily indicative of the revenues that we will realize under that contract. Because we may not receive the full amount we expect under a contract, we may not accurately estimate our backlog because the actual accrual of revenues on programs included in backlog may never occur or may change. Cancellations of pending contracts or terminations or reductions of contracts in progress could have a material adverse effect on our business, prospects, financial condition or results of operations. As of December 31, 2003, our backlog was $76,641,831, of which 45% was funded and 55% was unfunded.

WE MAY BE UNABLE TO RETAIN PERSONNEL WHO ARE KEY TO OUR OPERATIONS.

         Our success, among other things, is dependent on our ability to attract and retain highly qualified senior officers and engineers. Competition for key personnel is intense. Our ability to attract and retain senior officers and experienced, top rate engineers is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The inability to hire and retain these persons may adversely affect our production operations and other aspects of our business.


                                 USE OF PROCEEDS

         All of the shares being offered by this prospectus are for the account of the selling shareholders. We will not receive any proceeds from the sale of the shares by the selling shareholders. Some of the shares that will be sold by the selling shareholders, however, are issuable upon exercise of options or warrants. If all of the purchase options and warrants are fully exercised for cash, we will receive an aggregate of $926,200. We intend to use any proceeds from the exercise of the options and warrants for working capital and general corporate purposes.

                              SELLING SHAREHOLDERS

         The following table provides certain information with respect to the selling shareholders' beneficial ownership of our common stock as of April 1, 2004, and as adjusted to give effect to the sale of all of the shares offered hereby. See "Plan of Distribution." Each selling shareholder possesses sole voting and investment power with respect to the securities shown. See the text following the footnotes for a description of the transaction in which our securities were issued to the selling shareholders.

                                  SHARES BENEFICIALLY                              SHARES BENEFICIALLY
                                         OWNED                                            OWNED
                                    BEFORE OFFERING                                   AFTER OFFERING
                                    ---------------                                   --------------
                                                                NUMBER OF
                               NUMBER           PERCENTAGE        SHARES        NUMBER           PERCENTAGE
NAME                         OF SHARES(1)           (%)          OFFERED       OF SHARES             (%)
----                         ------------       ----------      ---------      ---------         ----------
EarlyBirdCapital, Inc.       37,500(2)               *            37,500          -0-                 *
David M. Nussbaum            95,000(2)(3)           2.0           95,000          -0-                 *
Steven Levine                30,000(2)               *            30,000          -0-                 *
Robert Gladstone             22,500(2)               *            22,500          -0-                 *
Roger Gladstone              10,000(2)               *            10,000          -0-                 *
Nitika Nath                   5,000(2)               *             5,000          -0-                 *
John Aneralla                20,100(4)               *            20,000          100                 *

----------
*    Less than 1%.

(1) Rule 13d-3 of the Exchange Act generally excludes shares underlying options and/or warrants not exercisable within the next 60 days.

(2)  Represents shares of common stock issuable upon the exercise of warrants.

(3) Mr. Nussbaum was issued warrants to purchase 45,000 shares of common stock in connection with our February 2003 public offering, as a designee of EarlyBirdCapital, Inc., which acted as the managing underwriter of the offering. Subsequent to the offering, Mr. Nussbaum purchased warrants to purchase 50,000 shares of common stock from EarlyBirdCapital, Inc. at a price equal to the difference between the exercise price of the warrants and the average of the last sale price of the common stock for the 45 trading day period ending the day prior to the date of sale.

(4)  Represents shares of common stock issuable upon the exercise of options.

         Other than the common stock underlying the options held by John Aneralla described below, all of the selling shareholders acquired the shares of common stock underlying the warrants offered under this prospectus as a result of a public offering we consummated in February 2003.

         In consideration of acting as underwriter in our February 2003 public offering, we issued warrants to EarlyBirdCapital, Inc. and its designees, which acted as the managing underwriter, to purchase an aggregate of 2,000,000 shares of our common stock. The warrants may be exercised at $4.40 per share from February 19, 2004 until February 18, 2008. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment in some circumstances including a stock dividend, recapitalization, reclassification, split-ups or other similar events.

         The registration rights granted to EarlyBirdCapital, Inc. and its designees provide that we and the selling shareholders indemnify each other against certain liabilities, including liabilities under the Securities Act and the Exchange Act.

         EarlyBirdCapital, Inc. has the right to designate one person to serve on our board of directors or to send a representative (who need not be the same individual from meeting to meeting) to observe each meeting of our board of directors. Such designee or representative, as the case may be, shall receive the same compensation as the other non-management directors (excluding the chairman of the audit committee and strategic planning committee) and shall be entitled to receive reimbursement for all reasonable costs incurred in attending such meetings, including, but not limited to, food, lodging and transportation.

         We entered into a five-year Merger and Acquisition Agreement with EarlyBirdCapital, Inc. pursuant to which we will compensate them if we enter into any transaction (including an acquisition or merger, joint venture, strategic alliance or other arrangements) with persons introduced to us by EarlyBirdCapital, Inc.

         On December 31, 1999 and February 1, 2002, we granted to John Aneralla, the stepson of Arthur August (chairman of the board), five year options to purchase 15,000 and 5,000 common shares, respectively, as compensation for consulting services. The exercise prices of the options are $2.53 and $1.65, respectively, the fair market value of our common shares on the date of grant of the options. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to adjustment in some circumstances including a merger, reorganization, consolidation, recapitalization, dividend (other than a cash dividend), stock split, reverse stock split, or other change in corporate structure affecting the number of issued shares of our common stock.


                              PLAN OF DISTRIBUTION

         The shares offered by the selling shareholders may be effected directly to purchasers by the selling shareholders, or by any donee, pledgee or transferee of the selling shareholders as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

          o    block trades;

          o    on the American Stock Exchange or in the over-the-counter market;

          o otherwise than on the American Stock Exchange or in the over-the-counter market;

          o through the writing of put or call options relating to the common stock;

          o entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling shareholders;

          o entering into option or loan transactions that require the selling shareholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer's own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer;

          o engaging in short sales of the common stock and delivering shares to cover such short positions;

          o the pledging of common stock to a broker-dealer and upon the default by the selling shareholder on the pledge the broker-dealer may sell the pledged shares in accordance with this prospectus;

          o through the distribution of the common stock by any selling shareholder to its partners, members or shareholders; or

          o    through a combination of these methods of sale.

         Any of these transactions may be effected:

          o    at market prices prevailing at the time of sale;

          o    at prices related to the prevailing market prices;

          o    at varying prices determined at the time of sale; or

          o    at negotiated or fixed prices.

         If the selling shareholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or purchasers. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved.

         The selling shareholders and any broker, dealer or agent that assists in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Selling shareholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

         We will pay all of the costs, expenses and fees incident to the registration of the shares offered under this prospectus. The selling shareholders are responsible for any costs, expenses and fees related to the offer and sale of the common stock to the public, including brokerage commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

         We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling shareholders are responsible for brokerage commissions, if any, attributable to the sale of their common stock.


                                  LEGAL MATTERS

         The legality of the securities offered hereby has been passed upon by Graubard Miller, New York, New York.


                                     EXPERTS

         The consolidated financial statements of CPI Aerostructures, Inc. and subsidiary as of December 31, 2003 and 2002, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold.

          o Annual Report on Form 10-KSB for the year ended December 31, 2003.


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


          o    Current Report on Form 8-K dated January 16, 2004

          o    Current Report on Form 8-K dated March 30, 2004;

          o    Current Report on Form 8-K dated May 5, 2004;

          o Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004; and

          o The description of our common stock that is contained in our Registration Statement on Form 8-A, dated September 1, 2000.

         Potential investors may obtain a copy of any of the agreements summarized herein or any of our SEC filings without charge by written or oral request directed to CPI Aerostructures, Inc., Attention: Investor Relations, 200A Executive Drive, Edgewood, New York 11717, (631) 586-5200.























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